Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Tom Logan, CEO of Mirion Technologies; Tom Knott, CEO of GS Acquisition Holdings Corp II

Interviewed by IPO Edge on 10/14/2021

Video narrator:

There’s a feeling that drives us, a pulse that unites us all, in the work we do, in the energy we harness, in our ability to transform a potential threat into a benefit to humanity. It’s called responsibility, the duty to protect each other, protect our environment, and safeguard our homeland. It’s the responsibility to use our understanding of ionizing radiation, something you can’t see or touch, to drive innovation, to power discovery, to secure a brighter future for the next generation. Can you feel it? It’s what starts our mornings, what keeps us up at night, the sense of duty, a calling to do great things, to move the science of radiation safety, measurement, and medicine further, because we can’t just be better at finding the problem. We need to own the solution.

John Jannarone, Editor in Chief of IPO Edge:

All right. Great. Thanks for that, Jarrett. And with that, we’re going to bring on stage here, Tom Knott, who is, as I mentioned, CEO of GSAH, but also oversees the permanent capital business at Goldman Sachs. Tom, thanks for joining.

Tom Knott, CEO of GSAH:

Absolutely, John. Thanks for having us.

John Jannarone, Editor in Chief of IPO Edge:

So, before we dive into Mirion, which we’re going to do in great detail, let’s talk a little bit about what you’ve been up to at Goldman, as far as the permanent capital business. Of course, you have a good track record with a successful execution on Vertiv, which I’d point out is very impressive in this market, trading up 100% in the low twenties here. Tell us a bit it about the way you look at SPACs and what you’ve been up to, and then talk a little bit about what drew you over to Mirion to make the decision to partner with these guys.

Tom Knott, CEO of GSAH:

Sure. Well, look, we’ve been in this business for quite some time. As you said, I run a business here that we call Permanent Capital Strategies. And I think the crux of that business is that we are exclusively focused on sponsoring SPACs on behalf of Goldman Sachs. And we got involved in the market about four years ago, which is a long time in the SPAC world, and the reason we got involved is because we thought that the vehicles can be a very useful tool in the capital markets, but they needed to be reformed. And we saw the need for that in two primary categories.

Tom Knott, CEO of GSAH:

Number one, we thought that we should be buying real operating companies with long track records of performance, where investors could look in the past and have a sense for what’s going to come in the future. But also, we felt that the incentive structure of these vehicles needed to be reformed materially too. And so, with that, the first transaction we did, as you mentioned, was we bought Vertiv Holdings with Dave Cote. That’s a transaction we’re really thrilled with that fit the bill perfectly, in our mind. It’s a company that makes equipment for data centers, both in the power and the cooling sectors of data centers. That’s been a great performer, and Dave is a remarkable partner and a great leader.

Tom Knott, CEO of GSAH:

But it’s been a really great process to be involved. I think, on the second SPAC, we made two incremental changes. Number one, we fully defer the promote. So, our thesis is that we want to really serve investors well, and the way to do that is to basically ensure that investors will earn attractive returns before we earn the promote. That’s the right way for these vehicles to be structured, and we hope everyone in the market will follow. Secondarily, we are the largest investor in the deal. Goldman Sachs is putting in $200 million into the pipe, and we’ve got an additional $125 million backstop that is also important alignment here.

Tom Knott, CEO of GSAH:

But, in terms of Mirion, what we look for in businesses are companies that can compound over time. And, I think, when we look at Mirion, we look at a market leader across effectively all products that it serves. We look at a business with a phenomenally strong operating track record led by the founder, Tom Logan, and you’ll hear from Tom shortly, but in our view, Tom is a remarkably good operator with a demonstrated track record over a long period of time. And he has led a business that’s truly the global leader in and around ionizing radiation. That’s applied broadly in variety of sectors that we find really attractive, the medical sector, labs, nuclear power, and military and civil defense.

Tom Knott, CEO of GSAH:

Interestingly, for us, all of those businesses have effectively acyclical exposures. And so, the products we sell are mission critical. They’re compulsory in nature, meaning customers must buy them for regulatory reasons or best practices. And I think you’re going to hear a story that we feel very confident in the company’s ability to grow, both organically and inorganically, over the next many years. So, we’re thrilled with it. It fits perfectly with our thesis and that we couldn’t be prouder to be partnered with Tom and with Mirion.

John Jannarone, Editor in Chief of IPO Edge:

That’s great. Before we bring the other Tom on, can we just talk a little bit more about Vertiv? Is there anything you would say that you learned from that execution? I mean, I’ve had a number of SPAC sponsors come on and say, “We’ve done a few. It was tough. We learned some lessons.” I mean, it went pretty well. So, maybe it’s going to be hard to find mistakes that you made that you learned from, but is there anything you can say that you saw and experienced and you brought that onto the next transaction.

Tom Knott, CEO of GSAH:

Well, yeah, I think it’s a great question. I mean, I think that our incentive at Goldman Sachs is to build a franchise doing this, and what that means is we have an incredibly high bar for the deals we do. For Vertiv, we looked at close to a thousand companies before we found Vertiv. Very much the same with SPAC number two. We’ve had a very high bar, internally, because, in order to change the market, which is our goal, we have to perform. And so, that is our most focused effort is to find great companies. They’re not a dime a dozen. They’re very hard to find.

Tom Knott, CEO of GSAH:

And so, I think that discipline is something that we were really gratified to see play out well with Vertiv. The other thing that’s, I think, really important is it’s becoming increasingly differentiated to focus on real operating businesses. We’ve always felt that that was the right approach, that investors should be brought businesses that can be discernibly valued at a discount to a very narrow peer set, and so they can understand this is what I’m getting, and they can see a very clear path for that valuation discount to be closed fairly quickly. We did that with Vertiv. I think you’ve seen that perform quite well. We expect continued out-performance of that company over time, just given the way it’s positioned and the opportunities ahead.

Tom Knott, CEO of GSAH:

We see that in spades with Mirion, and that this is a business that we believe we’re buying at about a 40% discount to the median and the peers that we’ve outlined. We think that it compares very favorably on effectively all financial metrics to those peers. We believe it has generally less cyclical exposure than those peers. And we think that with the addition of M&A, which Tom has demonstrated a great capability for, it can grow at meaningfully faster rates. So, taken together, it’s a repeat of that, which is can we, as a team, be disciplined enough to do the work, to not settle to find just any asset, but to find great businesses that we’re proud to own for a long period of time. And that’s what we’ve replicated here.

John Jannarone, Editor in Chief of IPO Edge:

All right. Great, Tom. Well, Jarrett, I’m going to let you speak to the other Tom now, who is, of course, the CEO of Mirion Technologies, and we’ll bring the other Tom back on shortly. Jarrett, take it away.

Jarrett Banks, IPO Edge:

Thanks a lot, John, and welcome, Tom, to the broadcast. For those who may not be familiar, could you just take us through a brief history of radiation detection before we get into the nitty gritty of your business?

Tom Logan, CEO of Mirion:

Great question, Jarrett. I’ll have to say, in all the investor meetings we’ve had, it’s the first time I’ve been asked that. But, yeah, you really have to go back fairly far, pre-Marie Curry to get into the origins of radiation detection and the early, early aspects and elements of radiography, and a sheer understanding of ionizing radiation. It may be helpful, a little bit, to ground the discussion, that when we talk about radiation, we’re really talking about ionizing radiation, and in the main, we are focused on alpha, beta, gamma x-ray and neutron exposure, all of which are familiar to your listeners, the viewers today. I would tell you, really, the core of the market as it exists today, from a modern history standpoint, would begin with the advent of the commercial nuclear power industry.

Tom Logan, CEO of Mirion:

So, beginning in the post-World War II period, as, globally, scientists harnessed the power of atomic fission and figured out ways of, essentially, turning swords into plow shares and developing what is, today, the ultimate source of green, renewable carbon-free electrical generation in the world. And that really is the advent of it. And I would tell you that our history, even though we are a relatively young company, I began working with a financial sponsor to create Mirion in late 2003. We were formally created in 2005, but the legacy of our brands, the legacy of our history, our participation in this market, goes back more than half a century. So, effectively, we have been around as long as there has been a nuclear industry, and that really is the foundation of our incredible technological prowess, our relationship capital, our brand equity.

Jarrett Banks, IPO Edge:

Now, this, actually, was a bit personal for me. We were talking yesterday and I was telling you that I was actually living in Tokyo in 2011, in the aftermath of the tsunami, and, of course, the nuclear meltdown in Fukushima, and you were telling me that Mirion was actually inspecting food in the country at that time.

Tom Logan, CEO of Mirion:

Yeah, we’re very, very proud of our mission, and you saw that on the brief video, where we really, and this is viscerally felt and drives the way we think about our business, strategically, but we’re very focused in applying our knowledge base for the greater good of humanity. And whether that is through, again, clean electrical generation through the work that we do in and around cancer therapy and radio diagnostics, the work that we do to keep people safer from hazards and from threats, the work that we do in the life sciences space.

Tom Logan, CEO of Mirion:

But the work that we did in Fukushima is a great highlight of that, where in the wake of that terrible incident, we had the ability to provide instruments and expertise into the region to help ensure the sanctity of the food supply, to help ensure that there was a safe perimeter around the incident, in terms of the radiation exposure, and to do everything we could to keep the populous safe, to support the Japanese government, the people of Fukushima in their time of need with whatever we had. It was a tremendous opportunity for us as a business, but absolutely resonant with our core mission, which is safety.

Jarrett Banks, IPO Edge:

Important work, indeed. I wonder if you could broadly give us a bit of history of Mirion.

Tom Logan, CEO of Mirion:

Yeah. So, as I noted, I’ve been sitting in this seat for about 18 years. I began working with a financial sponsor again in late 2003, with a view that there was an opportunity to really build a meaningful opportunity in and around the nuclear industry, focused specifically on radiation measurement and detection. And what we initially thought might be a quick round trip, a fairly typical cookie-cutter private equity deal, became far more. And we began to see this, as we began bringing these companies together that really formed the core of what is today Mirion, formally creating the business in 2005. We began to appreciate more broadly, the applicability that what could be done, inherently, is to harness the unique, profound domain knowledge we have from a technological standpoint, and to apply that, not only more extensively within the nuclear industry, but far more broadly in other vertical markets, and that really began our journey.

Tom Logan, CEO of Mirion:

And, over time, we experienced a lot. If you look at the core 15-year period where we’ve formally been in existence, that period is book-ended by the great recession, the financial crisis on one end, the COVID pandemic on the other end, and a mini recession in between Fukushima incident, vast restructuring in electrical generating markets, globally. And despite all of that, the key dynamics that are endemic to our company and really reflect that core strategy have caused us to continue to grow, systematically, at a much higher organic growth rate than the industrial tech sector, in general, but to do it in a very resilient fashion, where exposure to the downside was very mitigated. I will tell you that as that journey has continued to the present, now, as I sit here today, again, 18 years into this, as the founding CEO, I will tell you that I’ve never liked my vertical market conditions better than I do today. I will tell you that the capabilities of our firm really reflect a flywheel effect. Whereas we have gained scale, we have gained knowledge, we’ve gained technological capabilities, we have gained discipline in our business system management capabilities. Really build out an unsurpassed network effect. All of these things make us better, make us stronger and make us tremendously excited about what lies ahead.

Jarrett Banks, IPO Edge:

That’s great. I wonder if we could drill down just a bit into the business offering and your different product segments?

Tom Logan, CEO of Mirion:

Sure. If you to look at the... I’ll take them an inverse order, Jarrett. If you take it first from a vertical market exposure standpoint, today if you were to look at the composition of our revenues, what you would find is that 44% of our revenue is associated with the combination of healthcare and life sciences. 39% is commercial nuclear power. The remaining 17% is a diversified mix, the largest component of which is military and homeland security related applicability.

Tom Logan, CEO of Mirion:

Now, if you were to look at the product offerings in general, across this space, firstly, I would tell you that in our view we compete in 17 major product categories. We believe we’re the global leader in 14 of the 17 categories. On the healthcare side, our focus is on a combination of cancer therapy and diagnostics where we participate broadly and the quality assurance at both the patient treatment planning level, as well as the machine operational level for radiotherapy. This is beam based therapy given to cancer patients as an adjunct to a broad based treatment protocol.

Tom Logan, CEO of Mirion:

Secondly, we participate in the radiopharmaceutical chain where we are a leader in instruments that calibrate radiopharmaceutical doses before they’re administered to patients. We’re also, I should note, involved in equipment that’s associated with the compounding distribution, and in narrow cases, the measurement of organ system uptake of radio tracers, radiopharmaceuticals.

Tom Logan, CEO of Mirion:

Thirdly, in medical we’re involved in occupational dosimetry, which is a complicated arcane word. All that means is that on an outsourced subscription business, we are monitoring the cumulative radiation dose experienced by radiation workers on behalf of their employers. Now commercial nuclear power. We really have a broad offering that at the most significant end of the continuum, in terms of safety, qualifications, technological demands, et cetera, we provide instruments and systems that will network into the safety instrumentation and control systems of a nuclear power plant to ensure that that power plant is operating efficiently in accordance with all specifications. Our network detector arrays and systems really provide an early warning of any anomaly, anything that’s not operating on a condition within spec within that power plant.

Tom Logan, CEO of Mirion:

More broadly, we provide an array of instruments that are associated with measuring radiation in different zones. Survey meters that can be used to do more detailed radiographic surveys of given areas. We make equipment that keeps personnel safe, of the people who are working or visiting that power plant. But as you extend the perimeter, we’re also making environment monitoring solutions that are monitoring the exclusionary zone around a power plant, providing radiation tolerant, close circuit, video applications and many other things.

Tom Logan, CEO of Mirion:

Finally, I would just touch on two other things. In the life sciences space, we make incredibly accurate scientific instruments that are used to determine the isotopic composition of samples of indeterminate composition. In other words, we can take stuff out of the ground or out of a drum and figure out what’s in it. In particular, this is relevant around potential nuclear waste sites or any kind of radioactive hazard. In the civil defense and military space, I would tell you that we make equipment that keeps our borders, our shipping portals, our airports safe, and also keep our war fighters safe, and give maximum knowledge to battlefield commanders about radioactive threats that their troops may experience overall.

Tom Logan, CEO of Mirion:

Those are really the key, but if I may add also, I’d just like to note that from a technological standpoint, the things that we are very, very proud of would also include the work that we do in big science, where our instruments have been broadly used throughout the global physics and space communities. We have been deployed on many of the most significant interplanetary space probes over the last several decades. Our instruments literally confirmed the presence of water on Mars. We’re on the International Space Station. We do considerable work in this arena. Our instruments were used in the discovery of the last nine elements on the periodic table.

Tom Logan, CEO of Mirion:

I guess the summary of all of that is that we’re pretty good at what we do from a technological standpoint, but the key to our strategy, again, is that knowledge, that incredible domain knowledge that we possess is applicable and fungible to a high degree across vertical market boundaries. And so when people hear about what seems like an arcane technical niche, radiation measurement and detection, they should understand that this is actually a market that today our currently serve market is about $4 billion. But that’s within a broader total addressable market of roughly $17 billion. This leverage that we enjoy from a technological standpoint is very meaningful, very, very important to our strategy.

Jarrett Banks, IPO Edge:

That’s great. Especially the water on Mars bit, very interesting stuff. I wonder in your mind, could you tell us what differentiates Mirion from its peers?

Tom Logan, CEO of Mirion:

There are a number of things. It really begins with scale, where we are the largest player by far in our chosen space. Even though we compete against a number of great, broadly recognized industrial technology companies, I would tell you then on a like for like basis, we are many times larger than any of them. That has important implications for, again, this flywheel effect. The direct and immediate relevance of that scale is that we have the biggest network effect. We have the most points of presence, again, of relevance globally. We have the broadest product catalog, and when you can sell more things to more people, that gives you the ability to outperform the market overall.

Tom Logan, CEO of Mirion:

Secondly, given our skill, we have an attendant commitment to engineering and research development, that again, we think is an order of magnitude larger on a relevant basis than our competitors. This allows us to be one of the leading innovators in our space overall. But beyond that, the things that I would describe as really being core elements of our business, are that we’ve got the best team in the industry. I am very, very proud of my 2,500 colleagues around the world. They are second to none in terms of what they do. We’ve got a great business system and proven the performance of that business system over a very long period of time. It’s not like we’ve just had a three or five year hot streak, we’ve been at this a while. The confluence of all of those factors really gives us, I believe some unique capabilities relative to the folks we compete against.

Tom Knott, CEO of GSAH:

Jarrett, I might just add here from our perspective, this is very similar to what we found in Vertiv, which is a pure play focused company, who all they do every day is wake up and think about serving their customers in this specific application. It is a real competitive differentiator when you’re competing against large companies, where specifically you’re competing against a division within a division of a larger company. I mean, I think Tom talked about all the specific outpourings of that focus, but the reality is Mirion is the best at this in the world. All they do is focus on serving their customers with the best devices and service they could possibly provide in this realm. That’s why I think practically you’re seeing them outgrow the market and outperform. But I think that’s a really important thing for us, exactly the same dynamic.

Jarrett Banks, IPO Edge:

That’s a great point. Speaking of customers, can you talk about the customer base evolution and how reliable is client retention?

Tom Logan, CEO of Mirion:

Client retention is really a key to what we do. Probably the best measure of that overall, Jarrett, is to look at our recurring revenue. As a company, about 72% of our revenue is recurring or repeat in nature, which is an extraordinary order of magnitude for this type of dynamic overall. About a fifth of our total revenue is based upon technology enabled service contracts that tend to be evergreen in nature, tend to be contracts that have a high renewal rate overall, and good gross margins. This is not body shop type business. Again, this is leveraging technology that we deploy. Slightly more than half of our business is replacement in nature. Meaning that when we establish a relationship with a customer, then there is a long tail of ongoing support and intimacy with that customer, that for a variety of factors drives fairly visible and predictable opportunities to provide ongoing services, spares and maintenance related activity, software, et cetera.

Tom Logan, CEO of Mirion:

When you extrapolate all of these dynamics against a large customer base, it makes that element of the business very predictable overall. That more than anything else, I think illustrates the nature of the relationships that we have with our customers. But this again is within the broader context of the fact that we’re a company that in some form or another has been working with customers for more than half a century. We are very obsessive about supporting our customers. The relationship capital that we have as a result, I think reflects that commitment.

Jarrett Banks, IPO Edge:

That’s great. I see that you launched a new product called Lab Pulse this year. What will that mean for your customers?

Tom Logan, CEO of Mirion:

It’ll mean added value. I’ll tell you the predicate for this is that if you look at our industry as we’ve defined it, what you would find is that it is broadly characterized by a bunch of disconnected analog detectors that are very useful and have a long history. But as the world is evolving to a more digital footprint where people are accustomed to being able to get more realtime telemetry information and value added data and support, we are in the midst, or I should say in the early days of what I believe will be a digital revolution in our space. Today we have literally millions of deployed analog sensors around the world, across our customer base. The vast majority of those are not connected to the internet, and have no capabilities to do so. This is true of the industry as a whole.

Tom Logan, CEO of Mirion:

Lab Pulse is kind of the tip of the arrow of the multifaceted digital revolution that we hope to bring to bear to this industry. Where, from a high level, maybe overly simplistic standpoint, what we hope to do is to allow our instruments to provide online data where we can add value to that data. We can provide analytics to the customer, that at the simplest end is simply alerting them in a forward-looking fashion if something is likely to fail, so that we are minimizing a customer downtime. But beyond that, we can look more deeply into the operating condition of those instruments and provide feedback, again, analytics that are tremendously useful to the customer. There are a number of facets as I mentioned to this digital revolution.

Tom Logan, CEO of Mirion:

Lab Pulse, again, is our first commercial entry into this realm where we are specifically internet enabling some of our most sophisticated scientific instruments. These high resolution, high purity, germanium based, super cool detectors that are used in the life sciences space, in those applications that we touched on briefly. But as a compliment to that, we’re working and investing very, very heavily in cloud-based software applications. We’re investing very heavily in augmenting our telemetry and positional information, really the integrated streams of those. That solution set overall are particularly in highly attenuated environments like a nuclear power station.

Tom Logan, CEO of Mirion:

We’re very excited about how all this will come together and enhance and augment the service offerings that we provide to customers. In the process of doing so we hope that one of the benefits for our company is that we will over time evolve the mix of our business to one that is today dominated by capital equipment sales, to one that’s characterized by more recurring revenue, more predictable subscription based revenue, supporting this enhanced utility to our customers.

Jarrett Banks, IPO Edge:

That’s great. Now, let’s look at the opportunity out there. How do you get to the total addressable market and what can you tell us about your organic addressable market and what can you tell us about your organic growth plans?

Tom Logan, CEO of Mirion:

To get to a $17 billion addressable market, if we begin from our currently served market of about $4 billion, I think we’ve touched on the verticals and some of the bigger segments that we play in today, but to get to that 17 billion, you’re adding far more medical exposure. Healthcare is the single biggest stepping stone to get from 4 to 17, largely in the diagnostic space, but also additional opportunities in the therapeutic space overall.

Tom Logan, CEO of Mirion:

Next you would have the radio sterilization market, which is a large and a critically important market focused on food safety, medical equipment safety, and other applications. Beyond that you would add in broader infrastructure related applications associated, again, with more comprehensive offerings in and around civil defense applications and core logistical infrastructure applications. The remainder would be other industrial applications. Things like non-destructive testing, scrap steel management and other factors. That’s kind of what the stepping stone looks like, but to be clear, the biggest piece of that is in healthcare, overall, which has been an area where we have over-indexed our focus for the last number of years.

Jarrett Banks, IPO Edge:

Right. Now M&A has also been a part of your strategy. Are there any other inorganic growth plans going forward?

Tom Logan, CEO of Mirion:

Well, when we think about inorganic growth plans for us, M&A is the central component. This is a core skill of the business overall. Our approach to acquisitive growth is very disciplined. I think it’s perhaps a little bit unique, but it’s proven to be very effective, particularly if you look at recent metrics, we’ve done nine deals over the last two and a half years or so. We’ve acquired well with an average entry point of about 12 times trailing EBITDA. We’ve integrated very well, where even early on in the integration journeys of many of these new companies that are part of our ecosystem, our average post-interview multiple is about six. When we look ahead, again, predicated upon a very disciplined systematic approach that we take to inorganic growth, we are confident about our pipeline. We feel very good about what’s in it and what’s actionable and our view is that as we look ahead, we feel pretty good about our ability to add an additional five to 10 points of inorganic growth annually to our top line, on top of the mid single digit organic growth rate of the business. I think our track record supports this and if I could share with you our pipeline, which I will not, I think you’d appreciate our capabilities of doing that moving ahead.

Jarrett Banks, IPO Edge:

I realized that Tom is sitting right here with us, but I’m going to put you on the hot seat. Why a SPAC and why go with Goldman?

Tom Logan, CEO of Mirion:

Yeah, for us it was really the optimal solution. We’re currently owned by one of the leading private equity funds in Europe, Charterhouse Capital. Charterhouse Capital became our majority shareholder in 2015. Today we’re the last asset in their ninth fund, this twelve-year-old fund and the team at Charterhouse is raising and investing their 11th fund overall. For those who understand private equity dynamics, you understand well that when it’s time to wrap up a fund, you wrap up a fund.

Tom Logan, CEO of Mirion:

The implications of that are that, firstly, it really means that for us in the exit liquidity was at a premium and really took an IPO off the table because of the long tail of associated liquidity to selling shareholders, where it can take five years or more for a shareholder, a selling shareholder or sponsor in an IPO to gain full liquidity. Candidly, our principal focus was on another private equity based transaction, that was where we saw the greatest demand and the greatest certainty of execution. We saw high likely value for the business overall and certainly an immediacy of liquidity, but this is where the unique aspects of the Goldman Sachs SPAC strategy that Tom articulated so well on the front end, came into play, where when you look at the other key factors, the fact that GSAH is large SPAC to begin, with much larger than the norm at $750 million.

Tom Logan, CEO of Mirion:

Secondly, the strong view espoused by Tom and the broader Goldman team, that we could raise a large PIPE and for those who aren’t intimately familiar with the nuances of the SPAC market, view a PIPE as being just a supplemental pool of capital – it’s a private investment, a public entity—we raised a $900 million PIPE, which is just extraordinary in the kind of SPAC market that we’ve seen over the last several months, which confirmed everything that Tom and team advised on the front end. Goldman also offered a much higher alignment of interests, where most SPAC sponsors earn their promote, essentially their share of the proceeds, when a deal closes, that’s not true for Goldman. Their strategy in their quest to really change in a good way, the SPAC markets, is such that their promote vests as shareholder returns increase. It vests at 20%, 40% and 60% appreciation in the stock, so there’s an inherent alignment of interests.

Tom Logan, CEO of Mirion:

The last two points I would tell you are that we had a long, very close relationship with Goldman. They’ve been in our capital structure for many years and then finally, it’s Goldman Sachs. You can’t ask for a better, more reputable name in the industry than that. When Tom came in and made a proposal, the combination of value and the liquidity pathway was just a winner. It was clearly the superior alternative than anything else we might’ve considered and so the good news that comes out of all of that is that as a management team, for me in particular as a founder, my most fundamental objective is that I want to build a great company and our journey is not done, but by becoming public, it enhances our ability to do so and I will tell you that taking this company public, in partnership with Goldman Sachs, through GSAH too, was the perfect solution.

Jarrett Banks, IPO Edge:

That’s great. I’m going to bring back my colleague, John Jannarone here, who has a question related to this.

John Jannarone, Editor in Chief of IPO Edge:

Yeah, I sure do. I’ve got a couple of questions of my own that have come to mind, but let’s go with William’s question here from the Q&A. He’s asking for a little bit more detail or color on how the transaction came together. He said, your selling sponsor, of course, is very financially savvy, but it looks like you’re getting this deal done at a good discount to peers. Can you just shed some light on that?

Tom Knott, CEO of GSAH:

Yeah. I mean, look, this is principally one of my biggest jobs, is in the role, we have to find great businesses, which there are not very many out there, and that’s where we look at thousands, but you also have to find situations that structurally advantages you as a buyer, so you don’t have to pay more, but you could solve a problem that allows the SPAC to be the right buyer for the situation. Tom articulated, many of the reasons, but principally we have the match of access to capital through the PIPE, which we are really proud of and it’s a large PIPE in this market with really blue chip investors. We have the deferred promote structure. We have a great partnership with Larry Kingsley, who Tom and I can talk about. We think he’s a tremendous addition to the company and we also were able to solve the liquidity focus for the sponsor. All of those things made it really compelling and it made it basically where we could come in and buy the asset for the same price or in line with where private equity would have transacted and that has its own limiting factors for the private equity buyers. We basically were able to do that while buying it for a massive discount to where it should trade and will trade in the public market.

Tom Knott, CEO of GSAH:

Those are really the art behind the SPAC transactions that I think more people should spend time thinking about. We screen for situations where we think we can uniquely play. We don’t play in competitive auctions. We don’t go where other SPACs are looking. We try to find bespoke situations where our structure and size and access to capital we could differentiate. That’s principally why.

John Jannarone, Editor in Chief of IPO Edge:

That’s a good answer, Tom. Something that I was just thinking about because of course we see a lot of SPAC deals here on our program, is the fact that you guys don’t really... I haven’t even heard you talk once about the ability to make forecasting part of the rationale for going with a SPAC. You have a track record making lots and lots of EBITDA growing over the years. Tom Knott, is that part of your model, that you probably wouldn’t be interested in something that’s not going to earn revenue for four or five years? Is that just not the way you approach this vehicle?

Tom Knott, CEO of GSAH:

Yeah. I think principally our job is to set the companies up that we buy for real success in the market and we believe that deeply, personally as a firm, but beyond that we’re putting our money where our mouth is, meaning we’re fully deferring the promote and we’re putting a lot of our money into the transaction. What that means is, we think that forecasts are valuable, but they also need to be very carefully constructed, in that a lot of people use forecasts to sell a perfect picture to the market about what something could be. We wanted, we have a track record in Mirion, Tom has delivered on forecasts for a long period of time. What we’ve done here is we’ve put out a forecast that we’ve been very carefully constructing and Tom often says past is prologue. That’s what we want people to say, that the right way to use these vehicles in our view, is to buy businesses that we can forecast with a reasonable amount of precision, where it’s not a very hypothetical, if all of these things happen, then maybe the forecast... It’s something that’s more fundamental and I think it goes with the business and that’s what we look to buy.

John Jannarone, Editor in Chief of IPO Edge:

Great. Yeah, that makes a lot of sense. We had a question here come in about the energy crisis in Europe and could that lead to more interest in nuclear power, but I’m going to layer on something else to that and this probably goes to Tom Logan. We talk about wind and solar here all the time. Is there still plenty of room for nuclear for decades to come? It’s maybe a very big picture question, not related to you specifically, but surely you have a view on that Tom.

Tom Logan, CEO of Mirion:

We believe so and I think more importantly, John, it’s clear that policy makers take that view. As an example, if you look at what’s happening in the United States right now, we’re finding that at both the state level and the federal level, the explicit support measured in terms of dollars for the nuclear industry, is substantial and it’s increasing. Recently in the state of Illinois, the state offered a subsidy package to one of the major nuclear power operators, Exelon, to support two power stations in the state. More broadly, if you look at the Senate-passed infrastructure bill, there’s about $7 billion of support for the American nuclear industry in there, which will be important. I think it’s a reflection, again, of the bipartisan nature of the political support for nuclear power.

Tom Logan, CEO of Mirion:

The issues going on in the rest of the world where there were power issues in China, there are coal supply issues in India and the UK, there’s been a disruption in natural gas supply. The North Sea wind farm production has been lower. We could talk at length about some of the anomalous things that we’re seeing in the global market, but fundamentally this I think is a good reminder of the incredible reliability and the unrivaled environmental impact of nuclear power, overall. I will tell you that in the nearly two decades that I’ve been running this company, that the overall public sentiment that we’re seeing globally in all relevant markets is better than I’ve seen it and generally reflective of an acknowledgment, around the world, on both ends of the political spectrum, that as we get to carbon zero as a global economy, we simply cannot get there without nuclear power and we hope to be part of that solution.

John Jannarone, Editor in Chief of IPO Edge:

That reminds me of another thing that’s come up quite a bit, Tom. When we’re hosting companies that are doing things like delivering power to electric vehicles and so on, you have skeptics say, well, hey, aren’t you just burning coal to make that power, so it’s not actually clean? Can you be part of, with nuclear and in the minds of regulators too, part of a clean framework? I think you touched on that, but just to drive that point home. Certainly if you’re just going to burn fossil fuels to power electric vehicles, you’re not really achieving much, but can nuclear be part of the equation?

Tom Logan, CEO of Mirion:

Not only can it be John, but it must be. The clearest example of that is that as a nation, we simply cannot achieve the carbon reduction objectives that we have, without sustaining the existing nuclear fleet and making sure that we are adding to that over time. It must be part of the solution and again, from a broad-based geopolitical standpoint, it’s clear that policymakers understand that.

John Jannarone, Editor in Chief of IPO Edge:

Gotcha. There’s a question in here. I don’t know how much detail you can give on this. Someone says your slide presentation shows 4% organic revenue CAGR since inception. Can you break that down at all between the medical business versus industrial with nuclear?

Tom Logan, CEO of Mirion:

Yeah. We’re not guiding that, but what I would say is that you can also see in the investor presentation that we’re not, on a pro forma basis, extending back recent acquisitions that we’ve done to our earlier history and if we were to do that, I think what you’d find is that the growth rate would actually be higher. So in general, if you look at history, if you look purely vertical markets, you’ll see that healthcare has grown at a faster rate than our industrial business overall. And I think all of that should make investors excited about the potential for the future, because we have changed the composition over time. And to be clear, it’s not to move away from nuclear power. We think that’s a phenomenal industry. And we think, again, it’s a critical value added component for the greater good of the world. And we’re happy and proud to be part of that industry overall. But as we diversify more broadly into other adjacencies, particularly into healthcare, it does have a related impact on the core market growth rates of that we play in. And that should impact us as well.

John Jannarone, Editor in Chief of IPO Edge:

Great. Now this is a little bit of a wonky one. Someone emailed me a question here about net loss. I mean, looking at the bottom line. I mean, if you go through the presentation, you can see there the metric you emphasize is free cash flow, which is very positive. I’m assuming that is the right... That might be for Tom Knott. I’m not sure. Tom, I mean, that’s what you emphasize there.

Tom Knott, CEO of GSAH:

Yeah. The company’s free cash flow, but also, looking historically, I mean, look, I don’t want to get into too much specifics, but the way the sponsor capitalized it, there’s a large non-cash charge associated with a PIK instrument. And so that’s not how you should look at it. You should look at it on the prospectively. That’s how you should think about it. So don’t get confused by that.

John Jannarone, Editor in Chief of IPO Edge:

That makes sense. Thanks for that. Let’s see. Another one from William here. He says, “Thanks for the great presentation. You’ve talked about five points margin upside in the near to medium term. Can you talk a bit more about the specific opportunities and the potential timeline, and is this something you’ve done before?”

Tom Logan, CEO of Mirion:

So here’s what I would say, is that, again, if your viewers reference the investor materials that we’ve made public, you can see what we’ve done historically, where in the early days our EBITDA margins were in the mid teens. Today, they’re 25%, and this is not withstanding temporarily dilutive impacts of some recent acquisitions that we think very rapidly will become quite accretive. So in other words, they will drive an expansion rather than a diminishment of margins. And secondly, the fact that we’re taking up public company costs as we turn the wheel. The most powerful factor behind all of that is a really simple one, and that’s operating leverage, that today as a company, we enjoy high gross margins. And if you were to look further at the composition of our cost of sales, you’d see that a significant component of that is fixed in nature, or follows a step function in nature rather than being purely variable.

Tom Logan, CEO of Mirion:

And what that means is that as we grow the top line, that there’s a fairly predictable margin expansion effect at the bottom line, if we can remain disciplined, and generally the equation is that something on the order of about four percent of organic top line growth, all else being equal, will drive a point of margin expansion. And so as you extrapolate ahead, our expected organic growth, layer in on top of that M&A growth, and that alone, I think supports an interesting and exciting margin expansion case.

Tom Logan, CEO of Mirion:

But beyond that, I would tell you that even though I’m incredibly proud of where we are as a company, in terms of the operational quality of our business, the strategic coherence of our business overall, that we’re still in the early innings. We’re going to get better and better every year. And we see significant opportunities to improve pricing heuristics, further optimize our supply chain dynamics, further enhance our industrial network and footprint, optimize our SG&A overhead structure, further enhance the velocity of our working capital and overall capital efficiency of the business. And I’ll tell you that this is where the partnership with Larry Kingsley is particularly germane.

Tom Logan, CEO of Mirion:

Larry Kingsley, for the avoidance of doubt, will be joining as the chairman of the board. Larry’s history is, I think, widely understood within the industry, that he was a senior leader at Danaher, went on to be the CEO of IDEX corporation, and following that he was CEO of Pall Corporation. Generated enormous shareholder value, really applying his Danaher DNA to those applications, but also his incredible intellect, his incredible, strategic mind. Subsequent to that, Larry’s been very involved with private equity, sits on a number of boards. But a key attractant for me personally in this deal was the partnership with Larry. That I’ve been a bit of a lone wolf for the last 18 years, and I think we’ve done pretty well, but the idea of having a strategic sparring partner, the proverbial Lennon and McCartney relationship where Larry will see things and have experiences that are relevant and can help us do better faster, but also he can help us tremendously de-risk this transition from it being a private company to a public company. We’ve been working together now for about five months. Got a phenomenal relationship together. We’ve built an incredible public company board. And so I think the net sum of all of those factors will help us through that margin expansion journey as we look ahead.

John Jannarone, Editor in Chief of IPO Edge:

I like that, the nuclear Lennon and McCartney. Tom, I’d also add that Larry’s put $5 million, if I’m not mistaken, and I think you’ve put in a handsome sum as well. So you both have a lot of skin in the game here.

John Jannarone, Editor in Chief of IPO Edge:

Someone’s asking if there’s a good... Now this is in the presentation deck surely, but is there a good public comp that has a similar nuclear business for someone who’s trying to get acquainted with the comps out there? Is there one or two we could point to there in the slides?

Tom Logan, CEO of Mirion:

I would refer you to our peer set overall, which on a composite basis is probably the best measure. This is something that historically we’ve done, but I can tell you that the GSAH team, Tom’s team, looked extensively at how to really compile the best possible peer group, for exactly the reasons asked by your questioner. And Tom, maybe you can talk about that.

Tom Knott, CEO of GSAH:

Yeah. Look, I mean, I think the exercise here is that we look at businesses that kind of look and feel like Mirion, because Mirion has such leading share in its markets, there really aren’t specific analogs to it. But I would say, as Tom said, if you look at companies like IDEX Corp, which happens to be one that Larry knows quite well, on the industrial tech side, it’s similar. I mean, again, we go back to, say, it has very similar features to Mirion, but Mirion has less cyclicality and sort of much longer cycle business, which we really like a lot. There’s practical implications, and then we’d also add that relative to the industrial tech peers, the amount of healthcare and labs exposure is quite differentiated here. And you’re going to see that grow to be a even larger portion of revenues over time as organic growth is slightly more rapid, and also there’s fairly significant M&A opportunities there. So I think Tom said it well. If you look at the peer set, there’s a composite there. And for folks that have individual questions should follow up with us directly, because we can go through it in detail.

John Jannarone, Editor in Chief of IPO Edge:

Yeah. By the way, we’re happy to connect you with these gentlemen if need be. So just email editor@ipoedge.com if anything comes to mind, anyone out there in the audience. Here’s a question, and I’m not sure this is going to be a focus for you, but let’s ask it from Roberto, who I believe has attended a number of our events before. “There’s a lot of literature indicating pulse microwave energy is exposing parts of the population. Is that something that you’re able to track or detect?”

Tom Logan, CEO of Mirion:

Yeah, this is a bit outside of our wheelhouse. So microwave energy is not ionizing radiation. And so our focus exclusively again is on that component of the electromagnetic spectrum. Microwave would not fall within that.

John Jannarone, Editor in Chief of IPO Edge:

Gotcha. Okay. Let’s see. Here’s another one from William. “Can you talk in a little more detail about the 50% of revenue which is replacement maintenance that you described as recurring? Looks like some of the comps you’ve highlighted perhaps have a knock against them because they have a much smaller percentage than you do. So really like to get a grasp on how steady or occurring that maintenance aspect is.”

Tom Logan, CEO of Mirion:

Yeah. So the key here is a large installed base. And that, as we talked about on the front end, that we enjoy a very high degree of customer intimacy with relationships that have been built up again over many decades. So we’re a good partner and we strive to be the best partner we can possibly be with our customers. For all of the dynamics that we’ve talked about, what that means is that, and again, we’ll use a nuclear power plant as an example, because I think that that’s the most striking. The life cycle of a modern nuclear power plant can literally be a century, a hundred years. When you think about the front end, planning and construction, the back end decommissioning, and there’s a strong opportunity for us to participate throughout that life cycle. Once we become involved as the incumbent on a front end of a new construction opportunity, then it creates an, again, predictable replacement, spares maintenance software and support-related opportunities downstream of that. And when you extrapolate that against a very large global base, so in the case of nuclear power we’re talking about roughly 450 operating nuclear reactors globally, where we have a presence in the vast majority of those, then the kind of the law of large numbers kicks into effect. And it gives us the ability to model and track and see that revenue as it flows to our backlog and into our P&L.

John Jannarone, Editor in Chief of IPO Edge:

Great. We’re running out of time here, but folks, I promise I’ll send these questions to both Toms, so they’ll have them. And again, you can reach out to us if you got more, but someone’s asking about your most recent debt raise, and I might layer in something in addition to that. When I hear you talk about these century long revenue streams, doesn’t that ideally suit this business for leverage, and what’s your strategy on that? Is it going to change at all post the merger?

Tom Knott, CEO of GSAH:

Yeah so-

Tom Logan, CEO of Mirion:

Go ahead, Tom.

Tom Knott, CEO of GSAH:

Yeah. So we had fully committed financing as a part of this transaction, I think as you might expect, and we’re very pleased. It went quite well. We haven’t put out a tremendous amount of detail other than that it went very, very well. And I think there’s some trade rags out that may discuss it in more detail, but generally speaking, very, very pleased with it. I think that this company is fairly well known in the capital markets, and I think more indication of just the same thing we see here. Your questions are good ones. There is a lot of durability here, and the acyclical exposures with long customer relationships and a lot of visibility in the book, which we like. I think this is going to be a de-levering transaction, and I think our perspectives are that, as constructed, our plan is to operate at around three times leverage going forward. That gives the company enough flexibility to really proceed on the M&A pipeline that’s in front of it. And also given the cash generating capabilities we would expect to still de-lever even while acquiring that kind of five to ten points of incremental revenue each year that Tom talked about.

John Jannarone, Editor in Chief of IPO Edge:

Great. Tom, do you want to weigh in there? I think that was pretty thorough.

Tom Logan, CEO of Mirion:

No, I think Tom said it well. I’ve been laboring under five to six times leverage for nearly two decades. We’re going to be running the company with considerably less leverage than that, which to your point is going to be very comfortable for us.

John Jannarone, Editor in Chief of IPO Edge:

All right. We got time for one more. Shifting in the other direction from debt, someone’s asking, “Is there any conservatism within your inorganic estimates? Is there anywhere where there could be more upside, but you didn’t want to stick your neck out and promise it to the world?”

Tom Knott, CEO of GSAH:

The answer is yes, and we’re not going to go into specifics. I think our job is to position the company well. We’ve done that. We work hard to do that. And I think as evidenced by our deferred promote where it has to perform well for us to be paid, that’s one of the reasons we like the structure, is that it makes you be disciplined in that regard. So that’s been our effort, and I think it’s consistent. It’s fun when you meet people who philosophically think the same way as you do. I think Tom and team as good operators do kind of think the same way, so that’s our goal, and we’ve gone to great lengths to try to do that.

John Jannarone, Editor in Chief of IPO Edge:

All right. Perfect. I think that’s a good note to end this on. So folks, thank you so much for joining. I’m glad we had so many intelligent questions coming through this afternoon. If you want to watch a replay, it’ll be up in an hour or two, just go to ipo-edge.com, or perhaps more easily just look up the stock ticker on Bloomberg terminals GSAH, that’s Tom’s SPAC, or on Yahoo Finance under GSAH you’ll see it there as well. And if you got any questions for the group, please shoot them our way and we’ll promise to pass them along. So Tom and Tom, this has been really interesting stuff. Thanks so much for joining.

Tom Knott, CEO of GSAH:

Thank you.

Tom Logan, CEO of Mirion:

Thanks to your viewers.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management. These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also be able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.